Nixon Peabody LLP

100 Summer Street
Boston, Massachusetts 02110-2131

William E. Kelly
Direct Dial: (617) 345-1195 / Direct Fax: (866) 743-4899
E-mail: wkelly@nixonpeabody.com

September 26, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Pamela Long, Assistant Director

Re: ThermoEnergy Corporation

Amendment No. 1 to Registration Statement on Form S-1
Filed August 18, 2011
File No. 333-175227

Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed August 11, 2011
File No. 033-46104-FW

Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011
Filed August 11, 2011
File No. 033-46104-FW

Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed August 11, 2011
File No. 033-46104-FW

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are today filing, pursuant to the Securities Act of 1933, Amendment No. 2 to the above-referenced Registration Statement (as so amended, the “Registration Statement”). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from Amendment No. 1 to the Registration Statement filed on August 18, 2011.

The Company is today also filing amendments to (i) its amended Annual Report on Form 10-K/A for the year ended December 31, 2010 and (ii) its Quarterly Report on Form 10-Q for the period ended June 30, 2011.

Securities and Exchange Commission
September 26, 2011

Amendment No. 2 to the Registration Statement and the amendments to the above-referenced Form 10-K/A and Form 10-Q contain changes in response to the comments made in a letter to Teodor Klowan, Jr., the Chief Financial Officer of the Company, dated September 1, 2011 from Pamela Long, Assistant Director (the “Comment Letter”). The responses of the Company to the Staff’s comments are set forth below and are keyed to the sequential numbering of the comments contained in the Comment Letter.

Amendment No. 1 to Form S-1 filed on August 18, 2011

Risk Factors, page 7

Material weaknesses in our internal controls over financial reporting . . . . , page 8

1.
We note your response to comment nine in our letter dated July 26, 2011; however, we partially reissue the comment. Please revise your disclosure to discuss the steps you have taken to remediate the material weaknesses and when you anticipate full remediation.

In response to this comment, the “Material weaknesses …” risk factor on page 8 has been expanded to include disclosure of the actions taken by the Company to date to remediate the identified material weaknesses and to disclose that Management believes that all of the identified material weaknesses will be remediated by year-end 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 25

2.
We note your response to comment 14 in our letter dated July 26, 2011; however, we reissue the comment. As previously requested, please expand your disclosure to explain more fully the reasons for any material changes from period to period. For example, we note that engineering, research, and development expenses decreased in 2010 due to efforts by your engineering staff on the New York City contract. Please explain the efforts that decreased these expenses. Additionally, please explain why your expenses related to issuances of warrants decreased by approximately $1.8 million in 2010. Please note that these examples are not an all-inclusive list of where we expect to see expanded disclosure. Please revise this section to address all factors necessary for an investor to understand and evaluate your operations.

In response to this comment, the discussions of material changes from period to period on pages 25 and 26 have been expanded to explain the reasons for such changes.  In addition, disclosure regarding the warrant expenses in each year has been added to the fourth paragraph under the heading “Year Ended December 31, 2010 Compared to Year Ended December 31,2009” on page 26.

Securities and Exchange Commission
September 26, 2011

3.
In Amendment No. 2 to the Form 10-K/A for the fiscal year ended December 31, 2010, it appears that your disclosures in the Comparison of Years Ended December 31, 2010 and 2009 differ from your disclosures for the same period in Amendment No. 1 to the Form S-1. For example, we note the differences in the paragraphs describing general and administrative expenses. Please advise or revise your disclosure accordingly. This comment also applies to your disclosure relating to the Comparison of Six-Month Period Ended June 30, 2011 and 2010 in your Form 10-Q for the fiscal period ended June 30, 2011.

The disclosures made in the Management’s Discussion and Analysis sections of Amendment No. 3 to the Form 10-K/A for the year ended December 31, 2010 and Amendment No. 1 to the Form 10-Q/A for the period ended June 30, 2011 reflect amendments to make such disclosures identical in scope and substance to the disclosures made with respect to the relevant periods in the Registration Statement (as amended in response to Comment No. 2 above).

Liquidity and Capital Resources, page 26

4.
Please revise your disclosure to provide the applicable exercise price for each issuance of warrants and the conversion price for each issuance of debt or preferred stock. For example, in the second paragraph on page 28, you do not provide the exercise price for the warrants entitling the selling stockholders to purchase 33,333,344 shares of common stock.

In response to this comment, the Liquidity and Capital Resources section on pages 27 and 28 has been amended to disclose further information regarding the securities issued by the Company in financing transactions, including the applicable exercise or conversion prices of all of the derivative securities identified in the section.

5.
On page 28, please disclose the identity of the CASTion Noteholders with whom you entered into the Note Amendment and Forbearance Agreements.  Please also disclose the amount of the Restated CASTion Notes.

In response to this comment, the third paragraph on page 28 has been amended to disclose the names of the CASTion Noteholders and the principal amount of the Restated CASTion Note issued to each of them.

Securities and Exchange Commission
September 26, 2011

6.
We note the comprehensive disclosure you provided in response to comment 15 in our letter dated July 26, 2011. So that investors may fully understand the results of your financing transactions, please disclose, for the most recent fiscal year and interim period, the total amount raised in the financing transactions, your current debt level, the amount of debt that has been converted into preferred or common stock, and the amount of debt that may be converted into preferred or common stock.

In response to this comment, additional disclosure has been made (as the third paragraph before the end of the Liquidity and Capital Resources section on page 28) summarizing the results of the financing transactions and debt conversions.  Further disclosure is made (as the penultimate paragraph of the section) regarding the Company’s current total liabilities and the outstanding balance of the Company’s convertible debt.  The Company has also amended the “going concern” risk factor on page 7 to include summary disclosure regarding the financing transactions undertaken in the second and third quarters of 2011 (which disclosure is made in greater detail in the Liquidity and Capital Resources section on page 28).

Executive Officer and Director Compensation, page 35

7.
We note your response to comment 19 in our letter dated July 26, 2011. Please note that amounts paid in connection with any termination should be included in the All Other Compensation column of the Summary Compensation Table. Please revise your disclosure with respect to Messrs. Hughes and Reynolds to report severance payments in the All Other Compensation column rather than the Salary column. Refer to Item 402(n)(2)(ix)(D) of Regulation S-K. Please also revise footnote 3 to the Summary Compensation Table accordingly.

In response to this comment, the Summary Compensation Table on page 35 and the related footnotes have been revised to report severance payments in the All Other Compensation column rather than the Salary column in accordance with Item 402(n)(2)(ix)(D) of Regulation S-K.

Stock Option and Stock-Based Awards, page 36

8.
We note your response to comment 21 in our letter dated July 26, 2011; however, we reissue the comment. Please disclose the material terms of the stock option grants you made in 2010 in accordance with Item 402(o)(4) of Regulation S-K.

In response to this comment, the Stock Option and Stock-Based Awards section on page 36 has been amended to include disclosure,  in accordance with Item 402(o)(4) of Regulation S-K, of the material terms of the stock options granted in 2010.

Securities and Exchange Commission
September 26, 2011

Certain Relationships and Related Transactions, page 40

9.
We note your response to comment 25 in our letter dated July 26, 2011. Please tell us supplementally whether the $30,000 success fee payment to Rexion [sic], the issuance of a five-year warrant to Mr. Reynolds for the purchase of 500,000 shares of your common stock, and an additional $53,000 payment to Mr. Reynolds constituted executive compensation. If so, please so disclose in the Summary Compensation Table.

In response to this comment, the Summary Compensation Table and the related footnotes on page 35 have been amended to disclose, under the proper categories, that the success fee paid to Rexon Limited in 2009, the bonus paid in 2010 and the value of the warrants granted to Rexon Limited in 2009 constituted  executive compensation to Mr. Reynolds.  All such items of compensation had been reported in the Executive Compensation Table in Amendment No. 1 to the Registration Statement but were not disclosed under the proper categories.

Description of Capital Stock, page 41

Authorized and Outstanding Capital Stock, page 42

10.
We note your response to comment 30 in our letter dated July 26, 2011. Due to your recent increase in your shares of authorized stock, it appears that the amount of your undesignated preferred stock should be 17,791,666 rather than 3,545,379. Please advise or revise your disclosure accordingly.

The failure to disclose the correct number of shares of undesignated preferred stock was a clerical oversight and has been corrected on page 42.

Recent Sales of Unregistered Securities, page II-2

11.
We note your response to comment 33 in our letter dated July 26, 2011, as well as your revised disclosure. It appears that your disclosure in this section does not reflect all issuances of unregistered securities. For example, on page 40, we note that you issued a warrant to Mr. Reynolds to purchase up to 500,000 shares of common stock that does not appear to be described in this section. Additionally, there are several issuances of notes described in the Liquidity and Capital Resources section that do not appear to be described, such as the 3% Secured Convertible Promissory Notes issued on March 10, 2010 in connection with the Bridge Loan Agreement. Please ensure that each issuance of unregistered securities for the last three years is described in this section in accordance with Item 701 of Regulation S-K.

The disclosure of Recent Sales of Unregistered Securities on pages II-2 through II-9 has been revised to include all unregistered securities issued by the Company during the last three years in accordance with Item 701 of Regulation S-K.

Securities and Exchange Commission
September 26, 2011

Undertakings, page II-14

12.
We note your response to comment 34 in our letter dated July 26, 2011. It is unclear to us why you have not included the undertakings contained in Item 512(a)(5)(ii) and 512(h) of Regulation S-K. Please advise or revise your disclosure accordingly.

The undertakings on page II-14 have been enlarged to include the undertaking contained in Item 512(a)(5)(ii) of Regulation S-K.  The undertaking contained in Item 512(h) of Regulation S-K has not been made, inasmuch as Item 512(h) provides that such undertaking be made “if acceleration is requested of the registration statement pursuant to Rule 416 under the Securities Act” and the Company has not yet requested such acceleration.  The Company will amend the Registration Statement at the time acceleration of effectiveness is requested in order to include the undertaking contained in Item 512(h) of Regulation S-K.

Amendment No. 2 to Form 10-K/A for the Fiscal Year Ended December 31, 2011

Business, page 4

13.
We note your response to comment 39 in our letter dated July 26, 2011; however, we partially reissue the comment. In future filings, including any future amendments to your Form 10-K, please provide disclosure regarding the methods of competition in your industry and your patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration. We note that you provide this information in Amendment No. 1 to the Form S-1 on pages 18 and 19, respectively.

In response to this comment, the Company has included on pages 8 and 9 of Amendment No. 3 to its Form 10-K/A for the year ended December 31, 2010 disclosure regarding methods of competition in its industry and its patents and other intellectual property rights that is identical to the disclosure made in the Registration Statement.

Management’s Report on Internal Control Over Financial Reporting, page 18

14.
We note your response to comment 42 in our letter dated July 26, 2011; however, we reissue the comment. In future filings, including any future amendments to your Form 10-K, please revise your definition of internal control over financial reporting contained in the first paragraph of this section so that it conforms to Securities Exchange Act Rules 13(a)-15(f) and 15(d)-15(f).

In response to this comment, the Company has revised Management’s Report on Internal Control over Financial Reporting on page 18 of Amendment No. 3 to its Form 10-K/A in order to conform its definition of internal control over financial reporting to Rules 13(a)-15(f) and 15(d)-15(f).

Securities and Exchange Commission
September 26, 2011

15.
We note your response to comment 43 in our letter dated July 26, 2011; however, we reissue the comment. You appear to have provided the company’s conclusion as to whether the company maintained effective internal control over financial reporting as of December 31, 2010. However, you are required to provide management’s assessment as to whether or not internal control over financial reporting is effective, as required by Item 308(a)(3) of Regulation S-K. Please promptly file an amendment to your annual report on Form 10-K for the year ended December 31, 2010 to state, in clear and unqualified language, management’s conclusion as to the effectiveness of your internal control over financial reporting for the relevant period. Please ensure that the signature page is currently dated, and please note that the revised certifications must refer to the Form 10- K/A and be currently dated.

In response to this comment, Amendment No. 3 to Form 10-K/A makes clear in Management's Report on Internal Control Over Financial Reporting on page 19 that the assessment of the effectiveness of internal control over financial reporting was made by the Company’s Management and reports clearly, without qualification, Management’s conclusions regarding such matter.

16.
We note your disclosure regarding the existence of certain material weaknesses. In future filings, including your Form 10-K amendment, for each material weakness and each deficiency you discovered in 2010, disclose who discovered it, when it was discovered, how you plan to remediate the material weakness or deficiency, and when you anticipate full remediation.

In response to this comment, the Company has included, on page 19 of Amendment No. 3 to Form 10-K/A, disclosure identical to that made on page 8 of Amendment No. 2 to the Registration Statement regarding the discovery of material weaknesses and the efforts undertaken by the Company to remediate such material weaknesses.

Evaluation of Disclosure Controls and Procedures, page 19

17.
Please explain to us supplementally how you concluded that your disclosure controls and procedures were effective as of December 31, 2010 in light of the material weaknesses that prevented you from concluding that your internal control over financial reporting was effective as of December 31, 2010.

The Company is today delivering to the Staff supplemental material explaining Management’s conclusions regarding the adequacy of disclosure controls and procedures in light of its identification of material weaknesses in internal controls and financial reporting.

Securities and Exchange Commission
September 26, 2011

Amendment No. 1 to Form 10-Q/A for the Fiscal Period Ended March 31, 2011

Signature, page 22

18.
Please have future quarterly reports on Form 10-Q signed by a duly authorized officer and by your principal financial or chief accounting officer. In this regard, we note that your principal financial or chief accounting officer does not appear to have signed your quarterly report on Form 10-Q/A for the fiscal period ended March 31, 2011. Please refer to General Instruction G of Form 10-Q. This comment also applies to your Form 10-Q for the fiscal period ended June 30, 2011.

The Company has amended its Form 10-Q for the period ended June 30, 2011 to add the signature of its Chief Financial Officer and to indicate the capacities in which each of the signatories has executed the report.  Because the Company is not otherwise amending its Form 10-Q/A for the quarter ended March 31, 2011, it is not filing an amendment for the sole purpose of adding the signature of its Chief Financial Officer.  The Company will ensure that signatures on all of its future Form 10-Q filings will conform to General Instruction G.

In addition to the foregoing changes, Amendment No. 2 to the Registration Statement reflects disclosures regarding events that have occurred subsequent to the filing of the Amendment No. 1 to the Registration Statement on August 18, 2011, including the relocation of the Company’s principal executive offices.  In addition, the legal opinion of this firm is being filed, pursuant to Item 601(b)(5) of Regulation S-K, as Exhibit 5.1 to the Registration Statement.

We trust that the Staff will find that Amendment No. 2 to the Registration Statement, Amendment No. 3 to the Company’s Annual Report on Form 10- K/A for the year ended December 31, 2010 and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q/A for the period ended June 30, 2011 satisfactorily address the comments set forth in the Comment Letter.

Sincerely,

/s/ William E. Kelly
William E. Kelly

cc:   Teodor Klowan, Jr. CPA